99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES

	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
September 8, 2016	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
VIA EDGAR	Hong Kong	Shanghai
	Houston	Silicon Valley
Draft Registration Statement	London	Singapore
U.S. Securities and Exchange Commission	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549-6010
File No. 039215-0005

Re:	Turbo Travel Holding B.V.
Draft Registration Statement on Form F-1
Confidential Submission of Draft Registration Statement on Form F-1
CIK No. 0001683825

Dear Sir or Madam:

On behalf of Turbo Travel Holding B.V., a foreign private issuer organized under the laws of the Netherlands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 relating to a proposed initial public offering (the “Offering”) of the Company’s ordinary shares in the United States (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act. The Company currently intends to seek effectiveness of a registration statement for the proposed Offering as early as November 2016.

As described in the Draft Registration Statement, the Company is a newly formed Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) that acts as a holding company of trivago GmbH, the German-based company that operates the business that is presented in the Draft Registration Statement (“trivago”). Prior to the completion of Offering, the Company intends to convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited company (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion, and the corporate name of the Company will be changed to trivago N.V. Also prior to the completion of the Offering, trivago and Turbo Travel B.V., a newly formed wholly owned subsidiary of the Company (the “Dutch Opco”), intend to consummate a cross-border merger with Dutch Opco as the surviving entity (the “Cross-Border Merger”).

The Cross-Border Merger must be approved by Dutch governmental authorities. This is expected to occur on or about Monday, November 7, 2016. However, it may not be possible to complete all steps necessary to effect the Cross-Border Merger between pricing and prior to

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers or European lawyers. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

September 8, 2016

settlement of the Offering. If completion of the Cross-Border Merger is not possible prior to settlement of the Offering, the Company will acquire trivago, and the Cross-Border Merger will be completed after settlement of the Offering. If the Company is required to acquire trivago directly before settlement and to complete the Cross-Border Merger after settlement as a result of the timing of the Cross-Border Merger, we expect to describe this additional step of the corporate conversion in a subsequent amendment to the Draft Registration Statement.

If you have any questions or comments regarding this correspondence, you may contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460.

Very truly yours,

/s/ David C. Boles
David C. Boles
of LATHAM & WATKINS (London) LLP

cc:	Axel Hefer, trivago GmbH
Robin Harries, trivago GmbH
Marcus Funke, Esq., Latham & Watkins LLP
David Boles, Esq., Latham & Watkins (London) LLP
Marc Jaffe, Esq., Latham & Watkins LLP

Enclosure